Financial News

CIBC ANNOUNCES FOURTH QUARTER AND FISCAL 2015 RESULTS

CIBC’s 2015 audited annual consolidated financial statements and accompanying management’s discussion & analysis (MD&A) will be available today at www.cibc.com, along with the supplementary financial information report which includes fourth quarter financial information.

Toronto, ON – December 3, 2015 – CIBC (TSX: CM) (NYSE: CM) today announced its results for the fourth quarter and fiscal year ended October 31, 2015.

Fourth quarter highlights

•	Reported net income was $778 million, compared with $811 million for the fourth quarter a year ago, and $978 million for the prior quarter.
•	Adjusted net income(1) was $952 million, compared with $911 million for the fourth quarter a year ago, and $990 million for the prior quarter.
•	Reported diluted earnings per share (EPS) was $1.93, compared with $1.98 for the fourth quarter a year ago, and $2.42 for the prior quarter.
•	Adjusted diluted EPS(1) was $2.36, compared with $2.24 for the fourth quarter a year ago, and $2.45 for the prior quarter.
•	Reported return on common shareholders’ equity (ROE) was 15.1% and adjusted ROE(1) was 18.5%.

CIBC’s results for the fourth quarter of 2015 were affected by the following items of note aggregating to a negative impact of $0.43 per share:

•	$211 million ($161 million after-tax and non-controlling interests, or $0.40 per share) in restructuring charges;
•	$11 million ($9 million after-tax, or $0.02 per share) amortization of intangible assets; and
•	$3 million ($2 million after-tax, or $0.01 per share) loss from the structured credit run-off business.

For the year ended October 31, 2015, CIBC reported net income of $3.6 billion and record adjusted net income(1) of $3.8 billion, compared with reported net income of $3.2 billion and adjusted net income(1) of $3.7 billion for 2014. Reported diluted EPS of $8.87 and adjusted diluted EPS(1) of $9.45 for 2015 compared with reported diluted EPS of $7.86 and adjusted diluted EPS(1) of $8.94 for 2014.

CIBC’s adjusted ROE(1) was 19.9% for the year ended October 31, 2015 and the Basel III Common Equity Tier 1 ratio was 10.8% as at October 31, 2015.

CIBC announced a quarterly dividend increase of 3 cents per common share to $1.15 per share.

“In 2015, all three of our strategic business units delivered strong performance,” says Victor G. Dodig, CIBC President and Chief Executive Officer. “Looking to 2016, I am confident that our client-focused strategy and our investment in innovation and process improvements will add long-term value for our shareholders.”

Core business performance

Retail and Business Banking reported net income of $2.5 billion in 2015, in-line with $2.5 billion in 2014. Excluding items of note(1), adjusted net income was $2.5 billion, up $0.1 billion or 3% from $2.4 billion in 2014.

Throughout 2015, Retail and Business Banking continued to make progress against our objectives of accelerating profitable revenue growth and enhancing the client experience. Key highlights included:

•	Supporting our brand promise of banking that fits your life, we began the rollout of a program to simplify the structure of our banking centres, placing greater emphasis on advice for clients while continuing to invest in digital channels to allow clients to bank when, where and how they want;
•	Continuing our leadership in innovation, we brought mobile banking to the Apple Watch for our clients, joined the new FinTech cluster at MaRS focused on innovation in financial services, and became the first major bank to participate in the new suretap™ digital wallet as part of our focus on payments innovation; and
•	Bringing two new innovative foreign exchange solutions to market for our clients in partnership with Capital Markets: CIBC Global Money Transfer™, our no-fee international remittance service, and CIBC Foreign Cash Online, which allows clients to order foreign cash online and have it delivered directly to their homes or Toronto Pearson airport at no extra cost.

“This year we established clear momentum in client experience and continued to invest in profitable revenue growth by making banking easy, personalized, and flexible for our clients,” says David Williamson, SEVP and Group Head, Retail and Business Banking. “We will continue to focus on deepening client relationships by investing in advice for our clients across personal and business banking, and leveraging the power of digital to allow our clients to do more of their banking when, where and how they want.”

Wealth Management reported net income of $520 million in 2015, compared with $471 million in 2014. Excluding items of note(1), adjusted net income was $538 million, up $52 million or 11% from $486 million in 2014.

Wealth Management made good progress in 2015 against its strategic objectives of enhancing the client experience, attracting new clients and pursuing strategic growth opportunities. Key highlights included:

•	CIBC Asset Management achieved its 6th consecutive sales record for long-term mutual funds of $5.5 billion this year;
•	Strong partnership with Retail and Business Banking helped drive CIBC Investor’s Edge new account openings up 36% versus last year; and
•	Completed our integration of Atlantic Trust, a U.S. private wealth management firm as part of our strategic plan to grow our North American business.

“All of our Wealth Management businesses delivered strong results this year,” says Steve Geist, SEVP and Group Head, Wealth Management. “In 2016 we will build on this momentum to continue offering integrated advice and investment solutions for our clients, drive asset growth and optimize our business platform.”

Capital Markets reported net income of $1,004 million in 2015, compared with $895 million in 2014. Excluding items of note(1), adjusted net income was $1,012 million, up $99 million or 11% from $913 million in 2014.

Capital Markets provides integrated credit and global markets products, investment banking advisory services and top-ranked research to corporate, government and institutional clients around the world. During 2015, Capital Markets was:

•	Lead financial advisor to Shred-it Inc. on its sale to Stericycle Inc. for US$2.3 billion;
•	Sole bookrunner on the inaugural $1.0 billion senior unsecured notes offering for CPPIB Capital Inc.;
•	Joint bookrunner for a US$1.15 billion Class A Limited Voting Share offering for Brookfield Asset Management Inc.; and
•	Co-lead arranger and co-underwriter for a $1.8 billion and US$593 million senior secured credit facility, in addition to joint bookrunner on a $950 million bought deal of subscription receipts and extendible convertible debentures in support of DH Corporation’s acquisition of Fundtech.

“In 2015, we helped our clients navigate volatile markets by delivering integrated advisory, lending, trading and research solutions,” says Harry Culham, SEVP and Group Head, Capital Markets. “We also continued to innovate and leverage investments in our technology and our people to meet the banking needs of our clients globally.”

Strong fundamentals

While investing in core businesses, CIBC has continued to strengthen key fundamentals. In 2015, CIBC maintained its capital strength, competitive productivity and sound risk management practices:

•	CIBC’s capital ratios were strong, with a Basel III Common Equity Tier 1 ratio of 10.8%, and Tier 1 and Total capital ratios of 12.5% and 15.0% respectively, at October 31, 2015;
•	Market risk, as measured by average Value-at-Risk, was $4.0 million in 2015 compared with $3.5 million in 2014; and
•	Credit quality improved, with CIBC’s loan loss ratio of 27 basis points compared with 38 basis points in 2014.

Making a difference in our Communities

CIBC is committed to investing in the social and economic development of communities across Canada. During the fourth quarter of 2015, CIBC:

•	Helped to raise $21.5 million for breast cancer research, treatment and advocacy programs through the 2015 Canadian Breast Cancer Foundation CIBC Run for the Cure, including more than $3 million contributed by Team CIBC. 15,000 Team CIBC members participated, joining 115,000 Canadians in more than 60 communities;
•	Participated in announcing the Stand Up To Cancer Canada-Canadian Breast Cancer Foundation Dream Team, supported by CIBC - a $9 million investment in innovative research and new approaches to treating people with aggressive types of breast cancer; and
•	Brought the TORONTO 2015 Parapan Am Games to life as Lead Partner of the Games, Premier Partner of Canada’s Paralympic Team, and proud supporter of CIBC Team Next para athletes.

During the quarter, CIBC was ranked among the Top 10 Safest Banks in North America by Global Finance magazine, one of the Financial Post’s Ten Best Companies to Work For, and was also recognized by Mediacorp as one of Canada’s Top 100 Employers for a fourth consecutive year. CIBC was once again named a constituent of the following widely regarded indices:

•	Dow Jones Sustainability North American Index since its inception in 2005;
•	FTSE4Good Index since 2001; and
•	Jantzi Social Index since 2000.

(1)	For additional information, see the “Non-GAAP measures” section.

CIBC Fourth Quarter 2015 News Release	2

Fourth quarter financial highlights

				As at or for the three months ended		As at or for the twelve months ended
	Unaudited		2015 Oct. 31	2015 Jul. 31	2014 Oct. 31 (1)	2015 Oct. 31	2014 Oct. 31 (1)
	Financial results ($ millions)
	Net interest income		$2,043	$2,021	$1,881	$7,915	$7,459
	Non-interest income		1,440	1,499	1,332	5,941	5,904
	Total revenue		3,483	3,520	3,213	13,856	13,363
	Provision for credit losses		198	189	194	771	937
	Non-interest expenses		2,383	2,179	2,083	8,861	8,512
	Income before income taxes		902	1,152	936	4,224	3,914
	Income taxes		124	174	125	634	699
	Net income		$778	$978	$811	$3,590	$3,215
	Net income (loss) attributable to non-controlling interests		2	5	2	14	(3)
	Preferred shareholders		9	11	18	45	87
	Common shareholders		767	962	791	3,531	3,131
	Net income attributable to equity shareholders		$776	$973	$809	$3,576	$3,218
	Financial measures
	Reported efficiency ratio		68.4%	61.9%	64.8%	63.9%	63.7%
	Adjusted efficiency ratio (2)		60.4%	59.3%	60.4%	59.6%	59.0%
	Loan loss ratio		0.26%	0.25%	0.30%	0.27%	0.38%
	Reported return on common shareholders’ equity		15.1%	20.4%	17.9%	18.7%	18.3%
	Adjusted return on common shareholders’ equity (2)		18.5%	20.6%	20.1%	19.9%	20.9%
	Net interest margin		1.70%	1.75%	1.78%	1.74%	1.81%
	Net interest margin on average interest-earning assets		1.95%	2.01%	2.02%	2.00%	2.05%
	Return on average assets		0.65%	0.85%	0.77%	0.79%	0.78%
	Return on average interest-earning assets		0.74%	0.97%	0.87%	0.91%	0.89%
	Total shareholder return		8.61%	(2.40) %	2.66%	1.96%	20.87%
	Reported effective tax rate		13.7%	15.1%	13.4%	15.0%	17.9%
	Adjusted effective tax rate (2)		15.5%	15.2%	15.2%	15.5%	15.4%
Common share information
Per share ($)	- basic earnings		$1.93	$2.42	$1.99	$8.89	$7.87
	- reported diluted earnings		1.93	2.42	1.98	8.87	7.86
	- adjusted diluted earnings (2)		2.36	2.45	2.24	9.45	8.94
	- dividends		1.12	1.09	1.00	4.30	3.94
	- book value		51.25	50.02	44.30	51.25	44.30
Share price ($)	- high		102.74	96.99	107.01	107.16	107.01
	- low		86.00	89.55	95.93	86.00	85.49
	- closing		100.28	93.46	102.89	100.28	102.89
Shares outstanding (thousands)	- weighted-average basic		397,253	397,270	397,009	397,213	397,620
	- weighted-average diluted		397,838	397,828	397,907	397,832	398,420
	- end of period		397,291	397,234	397,021	397,291	397,021
Market capitalization ($ millions)			$39,840	$37,126	$40,850	$39,840	$40,850
	Value measures
	Dividend yield (based on closing share price)		4.4%	4.6%	3.9%	4.3%	3.8%
	Reported dividend payout ratio		58.0%	45.0%	50.3%	48.4%	50.0%
	Adjusted dividend payout ratio (2)		47.4%	44.5%	44.6%	45.4%	44.0%
	Market value to book value ratio		1.96	1.87	2.32	1.96	2.32
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities		$93,619	$92,997	$73,089	$93,619	$73,089
	Loans and acceptances, net of allowance		290,981	285,502	268,240	290,981	268,240
	Total assets		463,309	457,842	414,903	463,309	414,903
	Deposits		366,657	360,525	325,393	366,657	325,393
	Common shareholders’ equity		20,360	19,869	17,588	20,360	17,588
	Average assets		476,700	457,774	418,414	455,324	411,481
	Average interest-earning assets		415,783	399,444	370,020	395,616	362,997
	Average common shareholders’ equity		20,122	18,733	17,528	18,857	17,067
	Assets under administration		1,846,142	1,871,875	1,703,360	1,846,142	1,703,360
	Assets under management (AUM)		170,465	172,316	151,913	170,465	151,913
	Balance sheet quality (All-in basis) and liquidity measures
	Risk-weighted assets (RWA) ($ billions)
	Common Equity Tier 1 (CET1) capital RWA		$156.1	$153.9	141.3	$156.1	141.3
	Tier 1 capital RWA		156.4	154.2	141.4	156.4	141.4
	Total capital RWA		156.7	154.4	141.7	156.7	141.7
	Capital ratios
	CET1 ratio		10.8%	10.8%	10.3%	10.8%	10.3%
	Tier 1 capital ratio		12.5%	12.5%	12.2%	12.5%	12.2%
	Total capital ratio		15.0%	15.0%	15.5%	15.0%	15.5%
	Basel III leverage ratio
	Tier 1 capital	A	19.5	19.3	17.3	19.5	17.3
	Leverage ratio exposure	B	502.6	493.5	n/a	502.6	n/a
	Leverage ratio	A/B	3.9%	3.9%	n/a	3.9%	n/a
	Liquidity coverage ratio (LCR)		118.9%	120.7%	n/a	n/a	n/a
	Other information
	Full-time equivalent employees		44,201	44,385	44,424	44,201	44,424
(1)	Certain information has been reclassified/restated to conform to the presentation adopted in the current year. See the “External reporting changes” section of the management’s discussion and analysis for additional details.
(2)	For additional information, see the “Non-GAAP measures” section.

n/a Not applicable.

CIBC Fourth Quarter 2015 News Release	3

Review of Retail and Business Banking fourth quarter results

$ millions, for the three months ended	2015 Oct. 31	2015 Jul. 31	2014 Oct. 31 (1)

Revenue
Personal banking	$1,749	$1,693	$1,629
Business banking	414	410	393
Other	20	24	24

Total revenue	2,183	2,127	2,046
Provision for credit losses	190	165	171
Non-interest expenses	1,101	1,097	1,072

Income before income taxes	892	865	803
Income taxes	237	229	201

Net income	$655	$636	$602

Net income attributable to:
Equity shareholders (a)	$655	$636	$602

Efficiency ratio	50.4%	51.6%	52.4%
Return on equity (2)	54.2%	53.3%	60.1%
Charge for economic capital (2) (b)	$(144)	$(143)	$(122)
Economic profit (2) (a+b)	$511	$493	$480
Full-time equivalent employees	21,532	21,574	21,864

(1)	Certain information has been reclassified/restated to conform to the presentation adopted in the current year. See the “External reporting changes” section of the management’s discussion and analysis for additional details.
(2)	For additional information, see the “Non-GAAP measures” section.

Net income was $655 million, up $53 million from the fourth quarter of 2014. Adjusted net income (2) was $656 million, up $40 million from the fourth quarter of 2014.

Revenue of $2,183 million was up $137 million from the fourth quarter of 2014. Personal banking and business banking revenue increased primarily due to volume growth across most products and higher fees. Other revenue was down primarily due to lower revenue in our exited FirstLine mortgage broker business.

Provision for credit losses of $190 million was up $19 million from the fourth quarter of 2014, mainly due to higher losses in the oil and gas sector within the business lending portfolio.

Non-interest expenses of $1,101 million were up $29 million from the fourth quarter of 2014, mainly due to higher spending on strategic initiatives.

Review of Wealth Management fourth quarter results

$ millions, for the three months ended	2015 Oct. 31	2015 Jul. 31	2014 Oct. 31

Revenue
Retail brokerage	$304	$312	$302
Asset management	214	223	203
Private wealth management	91	93	79

Total revenue	609	628	584
Non-interest expenses	447	443	428

Income before income taxes	162	185	156
Income taxes	39	45	37

Net income	$123	$140	$119

Net income attributable to:
Equity shareholders (a)	$123	$140	$119

Efficiency ratio	73.4%	70.5%	73.1%
Return on equity (1)	20.3%	23.9%	21.9%
Charge for economic capital (1) (b)	$(72)	$(70)	$(65)
Economic profit (1) (a+b)	$51	$70	$54
Full-time equivalent employees	4,350	4,343	4,169

(1)	For additional information, see the “Non-GAAP measures” section.

Net Income for the quarter was $123 million, up $4 million from the fourth quarter of 2014.

Revenue of $609 million was up $25 million from the fourth quarter of 2014, primarily due to higher AUM in asset management from strong net sales of long-term mutual funds, the favourable impact of foreign exchange rates in private wealth management, and higher fee-based revenue in retail brokerage, partially offset by lower commission revenue, mainly due to a decline in transactional volumes.

Non-interest expenses of $447 million were up $19 million from the fourth quarter of 2014, primarily due to higher employee-related costs including performance-based compensation, and the unfavourable impact of foreign exchange rates.

CIBC Fourth Quarter 2015 News Release	4

Review of Capital Markets fourth quarter results

	2015	2015	2014
$ millions, for the three months ended	Oct. 31	Jul. 31	Oct. 31
Revenue
Global markets	$310	$417	$196
Corporate and investment banking	269	277	265
Other	-	2	7

Total revenue (1)	579	696	468
Provision for (reversal of) credit losses	(5)	9	14
Non-interest expenses	325	339	293

Income before income taxes	259	348	161
Income taxes (1)	50	78	25

Net income	$209	$270	$136

Net income attributable to:
Equity shareholders (a)	$209	$270	$136

Efficiency ratio	56.2%	48.6%	62.6%
Return on equity (2)	28.6%	39.0%	21.8%
Charge for economic capital (2) (b)	$(87)	$(82)	$(75)
Economic profit (2) (a+b)	$122	$188	$61
Full-time equivalent employees	1,342	1,367	1,304

(1)	Revenue and income taxes are reported on a taxable equivalent basis (TEB) basis. Accordingly, revenue and income taxes include a TEB adjustment of $91 million for the quarter ended October 31, 2015 (July 31, 2015: $131 million; October 31, 2014: $85 million).
(2)	For additional information, see the “Non-GAAP measures” section.

Net income for the quarter was $209 million, compared with net income of $136 million for the fourth quarter of 2014. Adjusted net income (2) for the quarter was $211 million, compared with $216 million for the prior year quarter.

Revenue of $579 million was up $111 million from the fourth quarter of 2014, as the prior year quarter included a $112 million ($82 million after-tax) charge relating to the incorporation of FVA into the valuation of our uncollateralized derivatives, shown as an item of note. In global markets, lower equity underwriting activity in the quarter was offset by higher interest rate and equity trading revenue, and higher capital markets financing activity. In corporate and investment banking, higher corporate banking and advisory revenue was partially offset by lower equity underwriting activity.

Reversal of credit losses of $5 million compared with a provision for credit losses of $14 million in the fourth quarter of 2014, mainly due to a recovery in the current quarter compared with losses in the prior year quarter in our U.S. real estate finance portfolio.

Non-interest expenses of $325 million were up $32 million from the fourth quarter of 2014, primarily due to higher employee and performance-related expenses.

Review of Corporate and Other fourth quarter results

$ millions, for the three months ended	2015 Oct. 31	2015 Jul. 31	2014 Oct. 31
Revenue
International banking	$179	$175	$150
Other	(67)	(106)	(35)
Total revenue (1)	112	69	115
Provision for credit losses	13	15	9
Non-interest expenses	510	300	290
Loss before income taxes	(411)	(246)	(184)
Income taxes (1)	(202)	(178)	(138)
Net loss	$(209)	$(68)	$(46)
Net income (loss) attributable to:
Non-controlling interests	$2	$5	$2
Equity shareholders	(211)	(73)	(48)
Full-time equivalent employees	16,977	17,101	17,087
(1)	TEB adjusted. See footnote 1 in “Capital Markets” section for additional details.

Net loss for the quarter was $209 million, compared with a net loss of $46 million in the same quarter last year, primarily due to higher non-interest expenses. Adjusted net loss (2) for the quarter was $44 million, compared with a net loss of $45 million for the prior year quarter.

Revenue was comparable with the fourth quarter of 2014.

Provision for credit losses was up $4 million from the fourth quarter of 2014, primarily due to an increase in the collective provision.

Non-interest expenses were up $220 million from the fourth quarter of 2014, mainly due to restructuring charges, shown as an item of note.

Income tax benefit was up $64 million from the fourth quarter of 2014, mainly due to the tax impact of the restructuring charges noted above.

CIBC Fourth Quarter 2015 News Release	5

Consolidated balance sheet

$ millions, as at October 31	2015	2014

ASSETS
Cash and non-interest-bearing deposits with banks	$3,053	$ 2,694

Interest-bearing deposits with banks	15,584	10,853

Securities
Trading	46,181	47,061
Available-for-sale (AFS)	28,534	12,228
Designated at fair value (FVO)	267	253
	74,982	59,542
Cash collateral on securities borrowed	3,245	3,389

Securities purchased under resale agreements	30,089	33,407

Loans
Residential mortgages	169,258	157,526
Personal	36,517	35,458
Credit card	11,804	11,629
Business and government	65,276	56,075
Allowance for credit losses	(1,670)	(1,660)
	281,185	259,028
Other
Derivative instruments	26,342	20,680
Customers’ liability under acceptances	9,796	9,212
Land, buildings and equipment	1,897	1,797
Goodwill	1,526	1,450
Software and other intangible assets	1,197	967
Investments in equity-accounted associates and joint ventures	1,847	1,923
Deferred tax assets	507	506
Other assets	12,059	9,455
	55,171	45,990
	$463,309	$ 414,903
LIABILITIES AND EQUITY
Deposits
Personal	$137,378	$ 130,085
Business and government	178,850	148,793
Bank	10,785	7,732
Secured borrowings	39,644	38,783
	366,657	325,393
Obligations related to securities sold short	9,806	12,999

Cash collateral on securities lent	1,429	903

Obligations related to securities sold under repurchase agreements	8,914	9,862

Other
Derivative instruments	29,057	21,841
Acceptances	9,796	9,212
Deferred tax liabilities	28	29
Other liabilities	12,195	10,903
	51,076	41,985
Subordinated indebtedness	3,874	4,978

Equity
Preferred shares	1,000	1,031
Common shares	7,813	7,782
Contributed surplus	76	75
Retained earnings	11,433	9,626
Accumulated other comprehensive income (AOCI)	1,038	105

Total shareholders’ equity	21,360	18,619
Non-controlling interests	193	164

Total equity	21,553	18,783
	$463,309	$ 414,903

CIBC Fourth Quarter 2015 News Release	6

Consolidated statement of income

	For the three months ended			For the twelve months ended
$ millions, except as noted	2015 Oct. 31	2015 Jul. 31	2014 Oct. 31	2015 Oct. 31	2014 Oct. 31
Interest income
Loans	$2,385	$2,418	$2,410	$9,573	$9,504
Securities	385	380	403	1,524	1,628
Securities borrowed or purchased under resale agreements	60	69	82	310	320
Deposits with banks	23	20	4	76	25
	2,853	2,887	2,899	11,483	11,477
Interest expense
Deposits	680	728	842	2,990	3,337
Securities sold short	52	55	86	230	327
Securities lent or sold under repurchase agreements	23	29	35	110	127
Subordinated indebtedness	39	40	45	181	178
Other	16	14	10	57	49
	810	866	1,018	3,568	4,018
Net interest income	2,043	2,021	1,881	7,915	7,459
Non-interest income
Underwriting and advisory fees	100	106	128	427	444
Deposit and payment fees	208	216	210	830	848
Credit fees	140	136	123	533	478
Card fees	115	109	106	449	414
Investment management and custodial fees	208	211	186	814	677
Mutual fund fees	363	369	337	1,457	1,236
Insurance fees, net of claims(1)	103	81	88	361	356
Commissions on securities transactions	88	93	98	385	408
Trading income (loss)	(114)	(10)	(123)	(139)	(176)
AFS securities gains, net	19	17	44	138	201
FVO gains (losses), net	19	(9)	(1)	(3)	(15)
Foreign exchange other than trading	46	29	-	92	43
Income from equity-accounted associates and joint ventures	37	43	35	177	226
Other	108	108	101	420	764
	1,440	1,499	1,332	5,941	5,904
Total revenue	3,483	3,520	3,213	13,856	13,363
Provision for credit losses	198	189	194	771	937
Non-interest expenses
Employee compensation and benefits	1,379	1,231	1,167	5,099	4,636
Occupancy costs	209	191	180	782	736
Computer, software and office equipment	335	330	319	1,292	1,200
Communications	80	80	80	326	312
Advertising and business development	80	70	78	281	285
Professional fees	78	65	61	230	201
Business and capital taxes	16	15	15	68	59
Other(1)	206	197	183	783	1,083
	2,383	2,179	2,083	8,861	8,512
Income before income taxes	902	1,152	936	4,224	3,914
Income taxes	124	174	125	634	699
Net income	$778	$978	$811	$3,590	$3,215
Net income (loss) attributable to non-controlling interests	$2	$5	$2	$14	$(3)
Preferred shareholders	$9	$11	$18	$45	$87
Common shareholders	767	962	791	3,531	3,131
Net income attributable to equity shareholders	$776	$973	$809	$3,576	$3,218
Earnings per share (in dollars)
Basic	$1.93	$2.42	$1.99	$8.89	$7.87
Diluted	1.93	2.42	1.98	8.87	7.86
Dividends per common share (in dollars)	1.12	1.09	1.00	4.30	3.94
(1)	Prior quarter information has been reclassified to conform to the presentation adopted in the first quarter of 2015.

CIBC Fourth Quarter 2015 News Release	7

Consolidated statement of comprehensive income

	For the three months ended			For the twelve months ended
$ millions	2015 Oct. 31	2015 Jul. 31	2014 Oct. 31	2015 Oct. 31	2014 Oct. 31
Net income	$778	$978	$811	$3,590	$3,215
Other comprehensive income (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	2	817	296	1,445	694
Net (gains) losses on investments in foreign operations reclassified to net income	-	-	-	(21)	-
Net gains (losses) on hedges of investments in foreign operations	(2)	(413)	(165)	(720)	(425)
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	-	-	-	18	-
	-	404	131	722	269
Net change in AFS securities
Net gains (losses) on AFS securities	(71)	22	36	(67)	152
Net (gains) losses on AFS securities reclassified to net income	(15)	(13)	(37)	(97)	(146)
	(86)	9	(1)	(164)	6
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	35	(14)	13	(7)	94
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(29)	16	(13)	3	(81)
	6	2	-	(4)	13
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	240	221	(7)	374	(143)
Net fair value change of FVO liabilities attributable to changes in credit risk	7	2	-	5	-
Total OCI	167	638	123	933	145
Comprehensive income	$945	$1,616	$934	$4,523	$3,360
Comprehensive income (loss) attributable to non-controlling interests	$2	$5	$2	$14	$(3)
Preferred shareholders	$9	$11	$18	$45	$87
Common shareholders	934	1,600	914	4,464	3,276
Comprehensive income attributable to equity shareholders	$943	$1,611	$932	$4,509	$3,363

	For the three months ended			For the twelve months ended
$ millions	2015 Oct. 31	2015 Jul. 31	2014 Oct. 31	2015 Oct. 31	2014 Oct. 31
Income tax (expense) benefit
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$-	$(65)	$(23)	$(118)	$(52)
Net (gains) losses on investments in foreign operations reclassified to net income	-	-	-	3	-
Net gains (losses) on hedges of investments in foreign operations	1	51	29	91	67
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	-	-	-	(6)	-
	1	(14)	6	(30)	15
Net change in AFS securities
Net gains (losses) on AFS securities	18	(8)	3	42	(71)
Net (gains) losses on AFS securities reclassified to net income	5	11	9	48	59
	23	3	12	90	(12)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(13)	5	(5)	2	(34)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	10	(6)	5	(2)	29
	(3)	(1)	-	-	(5)
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(79)	(80)	5	(129)	54
Net fair value change of FVO liabilities attributable to changes in credit risk	(2)	(1)	-	(1)	-
	$(60)	$(93)	$23	$(70)	$52

CIBC Fourth Quarter 2015 News Release	8

Consolidated statement of changes in equity

	For the three months ended			For the twelve months ended
$ millions	2015 Oct. 31	2015 Jul. 31	2014 Oct. 31	2015 Oct. 31	2014 Oct. 31
Preferred shares
Balance at beginning of period	$1,000	$1,000	$1,281	$1,031	$1,706
Issue of preferred shares	-	-	-	600	400
Redemption of preferred shares	-	-	(250)	(631)	(1,075)
Balance at end of period	$1,000	$1,000	$1,031	$1,000	$1,031
Common shares
Balance at beginning of period	$7,800	$7,803	$7,758	$7,782	$7,753
Issue of common shares	8	2	27	30	96
Purchase of common shares for cancellation	(2)	-	(5)	(2)	(65)
Treasury shares	7	(5)	2	3	(2)
Balance at end of period	$7,813	$7,800	$7,782	$7,813	$7,782
Contributed surplus
Balance at beginning of period	$79	$77	$78	$75	$82
Stock option expense	1	2	1	5	7
Stock options exercised	(1)	-	(4)	(4)	(14)
Other	(3)	-	-	-	-
Balance at end of period	$76	$79	$75	$76	$75
Retained earnings
Balance at beginning of period	$11,119	$10,590	$9,258	$9,626	$8,318
Net income attributable to equity shareholders	776	973	809	3,576	3,218
Dividends
Preferred	(9)	(11)	(18)	(45)	(87)
Common	(445)	(433)	(398)	(1,708)	(1,567)
Premium on purchase of common shares for cancellation	(9)	-	(24)	(9)	(250)
Other	1	-	(1)	(7)	(6)
Balance at end of period	$11,433	$11,119	$9,626	$11,433	$9,626
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$1,035	$631	$182	$313	$44
Net change in foreign currency translation adjustments	-	404	131	722	269
Balance at end of period	$1,035	$1,035	$313	$1,035	$313
Net gains (losses) on AFS securities
Balance at beginning of period	$180	$171	$259	$258	$252
Net change in AFS securities	(86)	9	(1)	(164)	6
Balance at end of period	$94	$180	$258	$94	$258
Net gains (losses) on cash flow hedges
Balance at beginning of period	$16	$14	$26	$26	$13
Net change in cash flow hedges	6	2	-	(4)	13
Balance at end of period	$22	$16	$26	$22	$26
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$(358)	$(579)	$(485)	$(492)	$(349)
Net change in post-employment defined benefit plans	240	221	(7)	374	(143)
Balance at end of period	$(118)	$(358)	$(492)	$(118)	$(492)
Net fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$(2)	$(4)	$-	$-	$-
Net change attributable to changes in credit risk	7	2	-	5	-
Balance at end of period	$5	$(2)	$-	$5	$-
Total AOCI, net of income tax	$1,038	$871	$105	$1,038	$105
Non-controlling interests
Balance at beginning of period	$194	$178	$155	$164	$175
Net income (loss) attributable to non-controlling interests	2	5	2	14	(3)
Dividends	-	(3)	-	(5)	(4)
Other	(3)	14	7	20	(4)
Balance at end of period	$193	$194	$164	$193	$164
Equity at end of period	$21,553	$21,063	$18,783	$21,553	$18,783

CIBC Fourth Quarter 2015 News Release	9

Consolidated statement of cash flows

	For the three months ended			For the twelve months ended
$ millions	2015 Oct. 31	2015 Jul. 31	2014 Oct. 31	2015 Oct. 31	2014 Oct. 31
Cash flows provided by (used in) operating activities
Net income	$778	$978	$811	$3,590	$3,215
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	198	189	194	771	937
Amortization and impairment (1)	109	112	96	435	813
Stock option expense	1	2	1	5	7
Deferred income taxes	(11)	(17)	3	(61)	57
AFS securities gains, net	(19)	(17)	(44)	(138)	(201)
Net losses (gains) on disposal of land, buildings and equipment	(4)	-	-	(2)	1
Other non-cash items, net	(27)	(52)	(22)	(257)	(637)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	1,293	(2,471)	(2,636)	(4,731)	(6,685)
Loans, net of repayments	(4,104)	(11,148)	(5,003)	(22,610)	(16,529)
Deposits, net of withdrawals	5,847	19,212	3,151	40,510	10,213
Obligations related to securities sold short	(1,591)	839	196	(3,193)	(328)
Accrued interest receivable	(95)	42	(25)	(112)	79
Accrued interest payable	263	(233)	241	(77)	(32)
Derivative assets	3,675	(3,285)	(2,460)	(5,655)	(688)
Derivative liabilities	(2,815)	1,407	3,895	7,204	2,032
Trading securities	1,368	320	1,034	880	(2,991)
FVO securities	3	(17)	8	(14)	34
Other FVO assets and liabilities	421	(80)	(107)	327	(14)
Current income taxes	30	194	(28)	140	(27)
Cash collateral on securities lent	(138)	(209)	(456)	526	(1,196)
Obligations related to securities sold under repurchase agreements	812	(2,209)	425	(948)	4,975
Cash collateral on securities borrowed	114	215	(151)	144	28
Securities purchased under resale agreements	(2,098)	10,209	(8,302)	3,318	(8,096)
Other, net	(92)	804	(38)	(569)	(1,538)
	3,918	14,785	(9,217)	19,483	(16,571)
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	-	-	1,000	-	1,000
Redemption/repurchase/maturity of subordinated indebtedness	-	(10)	(250)	(1,130)	(264)
Issue of preferred shares	-	-	-	600	400
Redemption of preferred shares	-	-	(250)	(631)	(1,075)
Issue of common shares for cash	7	2	23	26	82
Purchase of common shares for cancellation	(11)	-	(29)	(11)	(315)
Net proceeds from treasury shares	7	(5)	2	3	(2)
Dividends paid	(454)	(444)	(416)	(1,753)	(1,654)
Share issuance costs	1	-	-	(7)	(5)
	(450)	(457)	80	(2,903)	(1,833)
Cash flows provided by (used in) investing activities
Purchase of AFS securities	(15,709)	(17,517)	(7,091)	(41,145)	(27,974)
Proceeds from sale of AFS securities	1,450	954	11,659	9,264	29,014
Proceeds from maturity of AFS securities	10,738	2,044	4,337	15,451	14,578
Net cash used in acquisitions	-	-	-	-	(190)
Net cash provided by dispositions	-	-	-	185	3,611
Net purchase of land, buildings and equipment	(91)	(59)	(100)	(256)	(251)
	(3,612)	(14,578)	8,805	(16,501)	18,788
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(1)	135	51	280	99
Net increase (decrease) in cash and non-interest-bearing deposits with banks during period	(145)	(115)	(281)	359	483
Cash and non-interest-bearing deposits with banks at beginning of period	3,198	3,313	2,975	2,694	2,211
Cash and non-interest-bearing deposits with banks at end of period (2)	$3,053	$3,198	$2,694	$3,053	$2,694
Cash interest paid	$548	$1,101	$777	$3,646	$4,050
Cash income taxes paid	105	(3)	150	555	669
Cash interest and dividends received	2,758	2,929	2,874	11,371	11,556
(1)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets. In addition, the year ended October 31, 2014 included the goodwill impairment charge.
(2)	Includes restricted balances of $406 million (July 31, 2015: $414 million; October 31, 2014: $324 million)

CIBC Fourth Quarter 2015 News Release	10

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance.

The following table provides a quarterly reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis. For a more detailed discussion and for an annual reconciliation of non-GAAP to GAAP measures, see the “Non-GAAP measures” section of CIBC’s 2015 Annual Report.

		As at or for the three months ended			As at or for the twelve months ended
$ millions,		2015 Oct. 31	2015 Jul. 31	2014 Oct. 31	2015 Oct. 31	2014 Oct. 31
Reported and adjusted diluted EPS
Reported net income attributable to diluted common shareholders	A	$767	$962	$791	$3,531	$3,131
After-tax impact of items of note (1)		172	12	100	230	432
Adjusted net income attributable to diluted common shareholders (2)	B	$939	$974	$891	$3,761	$3,563
Diluted weighted-average common shares outstanding (thousands)	C	397,838	397,828	397,907	397,832	398,420
Reported diluted EPS ($)	A/C	$1.93	$2.42	$1.98	$8.87	$7.86
Adjusted diluted EPS ($) (2)	B/C	2.36	2.45	2.24	9.45	8.94
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	D	$20,122	$18,733	$17,528	$18,857	$17,067
Reported return on common shareholders’ equity (%)	A / D	15.1%	20.4%	17.9%	18.7%	18.3%
Adjusted return on common shareholders’ equity (%) (2)	B / D	18.5%	20.6%	20.1%	19.9%	20.9%

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Capital Markets	Corporate and Other	CIBC Total

Oct. 31	Reported net income (loss)	$655	$123	$209	$(209)	$778
2015	After-tax impact of items of note (1)	1	6	2	165	174

	Adjusted net income (loss) (2)	$656	$129	$211	$(44)	$952

Jul. 31	Reported net income (loss)	$636	$140	$270	$(68)	$978
2015	After-tax impact of items of note (1)	2	3	5	2	12

	Adjusted net income (loss) (2)	$638	$143	$275	$(66)	$990

Oct. 31	Reported net income (loss)	$602	$119	$136	$(46)	$811
2014	After-tax impact of items of note (1)	14	5	80	1	100

	Adjusted net income (loss) (2)	$616	$124	$216	$(45)	$911

$ millions, for the twelve months ended

Oct. 31	Reported net income (loss)	$2,524	$520	$1,004	$(458)	$3,590
2015	After-tax impact of items of note (1)	(28)	18	8	234	232

	Adjusted net income (loss) (2)	$2,496	$538	$1,012	$(224)	$3,822

Oct. 31	Reported net income (loss)	$2,483	$471	$895	$(634)	$3,215
2014	After-tax impact of items of note (1)	(64)	15	18	473	442

	Adjusted net income (loss) (2)	$2,419	$486	$913	$(161)	$3,657

(1)	Reflects impact of items of note under the “Financial results” section of the management’s discussion analysis.
(2)	Non-GAAP measure.

CIBC Fourth Quarter 2015 News Release	11

Items of note

	For the three months ending			For the twelve months ended
$ millions	2015 Oct. 31	2015 Jul. 31	2014 Oct. 31	2015 Oct. 31	2014 Oct. 31
Gain arising from accounting adjustments on credit card-related balance sheet amounts	$-	$-	$-	$(46)	$-
Gain on sale of an investment in our merchant banking portfolio	-	-	-	(23)	-
Gain in respect of the Aeroplan transactions with Aimia Canada Inc. and TD, net of costs relating to the development of our enhanced travel rewards program	-	-	18	-	(190)
Gain within an equity-accounted investment in our merchant banking portfolio	-	-	-	-	(52)
Loss (income) from the structured credit run-off business	3	6	(2)	29	15
Amortization of intangible assets	11	10	10	42	36
Decrease in collective allowance (1) recognized in Corporate and Other	-	-	-	-	(26)
Charge resulting from operational changes in the processing of write-offs in Retail and Business Banking	-	-	-	-	26
Gain in our exited European leveraged finance portfolio	-	-	-	-	(78)
Loan losses in our exited U.S. leveraged finance portfolio	-	-	-	-	22
Restructuring charges	211	-	-	296	-
Charges relating to CIBC FirstCaribbean	-	-	-	-	543
Charge relating to the incorporation of funding valuation adjustments (FVA) into the valuation of our uncollateralized derivatives	-	-	112	-	112
Pre-tax impact of items of note on net income	225	16	138	298	408
Income tax impact on above items of note	(51)	(4)	(38)	(66)	34
After-tax impact of items of note on net income	174	12	100	232	442
After-tax impact of items of note on non-controlling interests	(2)	-	-	(2)	(10)
After-tax impact of items of note on net income attributable to common shareholders	$172	$12	$100	$230	$432
(1)	Relates to the collective allowance, except for (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the cards portfolio, which are all reported in the respective SBUs.

CIBC Fourth Quarter 2015 News Release	12

Basis of presentation

The interim consolidated financial information in this news release is prepared in accordance with IFRS and is unaudited whereas the annual consolidated financial information is derived from audited financial statements. These interim financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2015.

Conference Call/Webcast

The conference call will be held at 8:00 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-877-405-9213, passcode 6272962#) and French (514-861-2255, or toll-free 1-877-405-9213, passcode 1883806#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s 2015 fourth quarter and fiscal year results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 6371479#) and French (514-861-2272 or 1-800-408-3053, passcode 8556162#) until 23:59 (ET) December 10, 2015. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading Canadian-based global financial institution with 11 million personal banking and business clients. Through our three major business units - Retail and Business Banking, Wealth Management and Capital Markets - CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada with offices in the United States and around the world. You can find other news releases and information about CIBC in our Media Centre on our corporate website at www.cibc.com/ca/media-centre/.

For further information:

Investor Relations:
Geoff Weiss, SVP	416-980-5093	geoffrey.weiss@cibc.com
Jason Patchett, analyst enquiries	416-980-8691	jason.patchett@cibc.com
Alice Dunning, investor enquiries	416-861-8870	alice.dunning@cibc.com

Media Inquiries:
Kevin Dove	416-980-8835	kevin.dove@cibc.com
Erica Belling	416-594-7251	erica.belling@cibc.com

The information below forms a part of this press release.

Nothing in CIBC’s corporate website (www.cibc.com) should be considered incorporated herein by reference.

(The board of directors of CIBC reviewed this press release prior to it being issued.)

CIBC Fourth Quarter 2015 News Release	13

A NOTE ABOUT FORWARD-LOOKING STATEMENTS:

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Core business performance”, “Strong fundamentals”, and “Making a difference in our Communities” sections of this news release, and the Management’s Discussion and Analysis in our 2015 Annual Report under the heading “Financial performance overview – Outlook for calendar year 2016” and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for calendar year 2015 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Outlook for calendar year 2016” section of our 2015 Annual Report, as updated by quarterly reports, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the U.S. Foreign Account Tax Compliance Act and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and Europe’s sovereign debt crisis; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

CIBC Fourth Quarter 2015 News Release	14